06004710

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2006 WASH, D.C. 213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34202

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SCHLITT INVESTOR SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1717 INDIAN RIVER BOULEVARD 300
(No. and Street)

VERO BEACH, FL 32960
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT W. SCHLITT, JR. 772-567-1188
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TEDDER, JAMES, WORDEN & ASSOCIATES, P.A.
(Name - *individual, state last, first, middle name*)

800 NORTH MAGNOLIA AVENUE, SUITE 1700,	ORLANDO	FL	32803
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 28 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT W. SCHLITT, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCHLITT INVESTOR SERVICES, INC., as of DECEMBER 31 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

LYNN M. WILLIAMS
My Comm. Expires
January 28, 2008
Comm. No. DD285937
NOTARY PUBLIC STATE OF FLORIDA

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 150-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

"For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SCHLITT INVESTOR SERVICES, INC.

Financial Statements and Supplementary Information

December 31, 2005 and 2004



Adding value
Building trust
Securing your future

TEDDER, JAMES, WORDEN & ASSOCIATES, P.A.

CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

AN INDEPENDENTLY OWNED MEMBER OF THE RSM MCGLADREY NETWORK

SCHLITT INVESTOR SERVICES, INC.

Financial Statements and Supplementary Information

December 31, 2005 and 2004

Table of Contents

TEDDER, JAMES, WORDEN & ASSOCIATES, P.A.
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS
AN INDEPENDENTLY OWNED MEMBER OF THE RSM MCGLADREY NETWORK

Independent Auditor's Report

To the Stockholders
Schlitt Investor Services, Inc.:

We have audited the accompanying statement of financial condition of Schlitt Investor Services, Inc. as of December 31, 2005, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Schlitt Investor Services, Inc. for the year ended December 31, 2004 were audited by other auditors whose report, dated January 25, 2005, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Schlitt Investor Services, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tedder, James, Worden + Associates, P.A.

Orlando, Florida
January 19, 2006

SCHLITT INVESTOR SERVICES, INC.

Statements of Financial Condition

December 31, 2005 and 2004

Assets		**2005**	**2004**
Current assets:			
Cash and cash equivalents	$	37,182	34,431
Receivable from brokers, dealers and clearing organizations		-	11,198
Loans receivable - affiliates		11,400	11,400
Other assets		-	7,388
Total assets	$	48,582	64,417
Liabilities and Stockholders' Equity			
Current liabilities:			
Accounts payable and accrued liabilities	$	10,831	24,226
Total liabilities		10,831	24,226
Stockholders' equity:			
Common stock, $1 par value, 10,000 shares authorized, 200 shares issued and outstanding		200	200
Additional paid-in capital		22,143	22,143
Retained earnings		15,408	17,848
Total stockholders' equity		37,751	40,191
Total liabilities and stockholders' equity	$	48,582	64,417

See the accompanying notes to financial statements.

SCHLITT INVESTOR SERVICES, INC.

Statements of Income

For the years ended December 31, 2005 and 2004

	2005	2004
Revenues:		
Commission earned	$ 300,960	241,411
Miscellaneous income	466	1,418
Total revenues	301,426	242,829
Expenses:		
Management fees	154,330	120,827
Commissions expense	134,810	99,141
Professional fees	3,500	2,800
Trading fees and expenses	2,680	14,034
Licenses and taxes	1,785	1,816
Advertising	1,391	1,255
Other	1,370	1,735
Total expenses	299,866	241,608
Net income	$ 1,560	1,221

See the accompanying notes to financial statements.

SCHLITT INVESTOR SERVICES, INC.

Statements of Changes Stockholders' Equity

For the years ended December 31, 2005 and 2004

	Common stock	Additional paid-in capital	Retained earnings	Total stockholders' equity
Balances at December 31, 2003	$ 200	22,143	23,127	45,470
Stockholder distributions	-	-	(6,500)	(6,500)
Net income	-	-	1,221	1,221
Balances at December 31, 2004	200	22,143	17,848	40,191
Stockholder distributions	-	-	(4,000)	(4,000)
Net income	-	-	1,560	1,560
Balances at December 31, 2005	$ 200	22,143	15,408	37,751

See the accompanying notes to financial statements.

SCHLITT INVESTOR SERVICES, INC.

Statements of Cash Flows

For the years ended December 31, 2005 and 2004

		2005	2004
Cash flows from operating activities:			
Net income	$	1,560	1,221
Adjustments to reconcile net income to net cash provided by operating activities:			
Bad debt expense		-	130
Increase (decrease) in cash caused by changes in:			
Receivables from brokers and clearing organizations		11,198	(11,198)
Deposits		7,388	112
Accounts payable and other liabilities		(13,395)	24,226
Net cash provided by operating activities		6,751	14,491
Cash flows from financing activities:			
Shareholder distributions		(4,000)	(6,500)
Net cash used in financing activities		(4,000)	(6,500)
Net increase in cash		2,751	7,991
Cash at beginning of year		34,431	26,440
Cash at end of year	$	37,182	34,431

See the accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

(a) Organization

Schlitt Investor Services, Inc. (the "Company") was incorporated September 27, 1984 under the laws of the State of Florida. The Company is a broker/dealer registered under the provision of the National Association of Securities Dealers, Inc. (NASD) and operates under a restrictive agreement with NASD. The Company operates within the exemptive provision of SEC rule 15c3-3(k)(2)(ii) in that it clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, promptly transmits all customer funds and securities to the clearing broker or dealer and preserves books and records pursuant to rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker dealer.

The Company is owned and operated by Robert W. Schlitt, Jr. and Jeffrey Schlitt.

(b) Revenue Recognition

Commission income is recorded as revenue on the date the sale of the related financial product is made.

(c) Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

(d) Income Taxes

The Company has elected to be treated as an "S" corporation for tax purposes and, accordingly, any liability for income taxes rests with the stockholders and not the Company.

(e) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(1) Organization and Summary of Significant Accounting Policies, Continued

(f) Reclassifications

Certain amounts in the 2004 financial statements have been reclassified in order to conform to the 2005 presentation. These reclassifications had no impact on total assets, total liabilities, stockholders' equity, or net income previously reported.

(2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005 and 2004, the Company had net capital, as defined, of $26,351 and $14,526, respectively, which is $21,351 and $9,526, respectively, in excess of its required net capital of $5,000. At December 31, 2005 and 2004, the ratio of aggregate indebtedness to net capital was 0.41 and 1.67, respectively.

(3) Related Party Transactions

Robert W. Schlitt, Jr., a stockholder, is also the president and treasurer of the Company. The stockholders of the Company also own Schlitt Insurance Services, Inc. The following transactions have occurred:

- All of the agents registered with the NASD through Schlitt Investor Services, Inc. are employees of Schlitt Insurance. Schlitt Insurance receives commissions from the Company on behalf of the agents and then remits the commissions to the agents. Schlitt Insurance pays draws against commissions to the producers.
- Schlitt Insurance Services, Inc. provides offices and management and pays overhead expenses including utility and telephone costs in exchange for a management fee. The fee is based on a percentage of monthly net income. Such fees amounted to $154,330 and $120,827 in 2005 and 2004, respectively. At December 31, 2005 and 2004, the Company owed Schlitt Insurance Services $10,831 and $17,877, respectively for net commissions and management fees.
- The existence of such common control could result in operating results of the financial operations of the Company significantly different from those that would have been obtained if the enterprises were autonomous.

SUPPLEMENTARY INFORMATION

SCHLITT INVESTOR SERVICES, INC.

Schedule 1

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2005

Net Capital		
Total stockholders' equity	$	37,751
Less non-allowable assets:		
Receivables from non-customers		(11,400)
Total net capital	$	26,351
Aggregate Indebtedness		
Accounts payable and accrued liabilities	$	10,831
Computation of Basic Net Capital Requirements		
Minimum net capital required of reporting broker or dealer	$	5,000
Excess net capital	$	21,351
Ratio: Aggregate indebtedness to net capital		0.41
Reconciliation with Company's Computation		
Net capital as reported in Company's unaudited FOCUS report on December 31, 2005	$	26,351
Audit adjustments:		
Net audit adjustments		-
Net capital per above	$	26,351

Auditor's Report on Internal Control Required by SEC Rule 17a-5

To the Stockholders
Schlitt Investor Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Schlitt Investor Services, Inc. for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregated debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons

(2) Recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level, the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tedder, James, Worden + Associates, P.A.

Orlando, Florida
January 19, 2006